Filed Pursuant to Rule 424(b)(3)

Registration No. 333-168670

Prospectus Supplement to Prospectus dated October 6, 2010

Satcon Technology Corporation

591,716 Shares of Common Stock

This prospectus supplement updates the prospectus dated October 6, 2010 relating to the offer for sale of up to an aggregate of 591,716 shares of common stock of Satcon Technology Corporation by the selling stockholders identified in the prospectus and this prospectus supplement, and any of their pledgees, donees, transferees or other successors in interest.

We are providing this prospectus supplement to update the table in the prospectus under the caption “Selling Stockholders” to reflect transfers of a warrant to purchase 98,619 shares of common stock to Velocity Venture Funding, LLC.  The amounts set forth below are based upon information provided to us by the selling stockholders, or on our records, and are accurate to the best of our knowledge.  Unless we indicate otherwise, the information in this prospectus supplement is as of November 1, 2010.

Name of Selling Stockholder	Common Stock Beneficially Owned as of October 27, 2010	Common Stock Offered Pursuant to this Prospectus	Common Stock Owned Upon Completion of this Offering (1)	Percentage of Common Stock Owned Upon Completion of this Offering

Compass Horizon Funding Company LLC	N/A	0	N/A	N/A
Horizon Credit LLC (2)	493,097	493,097	—	—
Velocity Venture Funding, LLC (3)	98,619	98,619	—	—

(1)

We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by the prospectus or this prospectus supplement. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by the prospectus or this prospectus supplement will be held by the selling stockholders.

(2)

The selling stockholder is a wholly owned subsidiary of Compass Horizon Funding Company LLC. Compass Horizon Partners, LP (the “Partnership”) is the majority owner of Compass Horizon Funding Company LLC. Navco Management Ltd. is the general partner of the Partnership and is controlled by Kattegat Trust, a Bermudian charitable trust, the trustee of which is Kattegat Private Trustees (Berumda) Limited, a Bermudian trust company.

(3)

The selling stockholder is a wholly owned subsidiary of Velocity Venture Holdings, LLC. Velocity Venture Holdings, LLC is a wholly owned subsidiary of Velocity Financial Group, LLC. The board of managers of Velocity Financial Group, LLC ultimately has voting and investment power over the securities held by the selling stockholder.

This prospectus supplement is not complete without the prospectus dated October 6, 2010, and we have not authorized anyone to deliver or use this prospectus supplement without the prospectus.

The date of this prospectus supplement is November 8, 2010.